May 14, 2009

To The Board of Directors of Bioanalytical Systems,

Please be advised I am withdrawing David Omachinski’s name for consideration of a Bioanalytical Systems board seat due to his personal reasons.

I am requesting Jerome G. Marchant be appointed to that board seat in place of David Omachinski.

Respectfully Submitted,

/s/ Thomas A. Harenburg